Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

June 26, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on June 26, 2019, The Nasdaq Stock Market (the "Exchange") received from Adaptive Biotechnologies Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.0001 par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery